                      ADVANCED LIGHTING TECHNOLOGIES, INC.
  EXHIBIT 12 -- STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (In thousands)

                                                            YEAR ENDED JUNE 30,
                                               --------------------------------------------------
                                               2001       2000      1999        1998        1997
                                              -------   -------   --------    --------    -------
Consolidated pretax income (loss)
     from continuing operations               $   887   $ 2,588   $(79,458)   $(25,319)   $ 9,801
Interest expense                               13,839    14,314     13,889       3,818      1,513
Interest portion of rent expense                  737       593        626         498        492
                                              -------   -------   --------    --------    -------

         EARNINGS (LOSS)                      $15,463   $17,495   $(64,943)   $(21,003)   $11,806
                                              =======   =======   ========    ========    =======

Interest expense                              $13,839   $14,314   $ 13,889    $  3,818    $ 1,513
Interest capitalized                              619       458        645       1,118        455
Interest portion of rent expense                  737       593        626         498        492
Preferred shares accretion                      2,555     1,796         --          --         --
Additional preferred share accretion from
     cumulative effect of accounting change
     for beneficial conversion option           5,329        --         --          --         --
                                              -------   -------   --------    --------    -------

         FIXED CHARGES                        $23,079   $17,161   $ 15,160    $  5,434    $ 2,460
                                              =======   =======   ========    ========    =======

RATIO OF EARNINGS TO FIXED CHARGES                0.7       1.0         --          --        4.8
                                              =======   =======   ========    ========    =======


The Company adopted Emerging Issues Task Force ("EITF") Issue 00-27, "Application of EITF 98-5, `Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,' to Certain Convertible Instruments" in the quarter ended December 31, 2000. EITF Issue 00-27 requires that a convertible instrument's beneficial conversion feature be measured using an effective conversion price. As a result, the value assigned to the redeemable preferred stock was adjusted by $5,329 for the discount related to the beneficial conversion option. This additional discount was immediately accreted to paid-in capital in a manner similar to a cumulative effect of an accounting change since the redeemable preferred stock was convertible at the time of issuance.

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. Earnings were inadequate to cover fixed charge requirements by $7,616 in fiscal 2001, $80,103 in fiscal 1999 and by $26,437 in fiscal 1998.